FORM 11-K

            [ X ]        ANNUAL REPORT PURSUANT TO
                     SECTION 15(d) OF THE SECURITIES
                   EXCHANGE ACT OF 1934 (FEE REQUIRED)

                 For the Fiscal Year Ended June 30, 1994



                                   OR


            [  ]       TRANSITION REPORT PURSUANT TO
                      SECTION 15(d) OF THE SECURITIES
                  EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
                  For the Transition Period from ___ to ___




                      Commission File Number 1-5571
                                             ------




                    TANDY EMPLOYEES INVESTMENT PLAN
                          (full title of plan)






                           TANDY CORPORATION
                         1800 One Tandy Center
                        Fort Worth, Texas  76102


      (Name of issuer and address of principal executive office)

                      TANDY EMPLOYEES INVESTMENT PLAN
                              FORT WORTH, TEXAS







                            REPORT OF EXAMINATION


                                JUNE 30, 1994

                              C O N T E N T S
                              ---------------


                                                             Page
                                                             ----


    CERTIFIED PUBLIC ACCOUNTANT'S REPORT . . . . . . . . .      4

    STATEMENT OF FINANCIAL CONDITION . . . . . . . . . . .      5

    STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY . . . .      6

    NOTES TO FINANCIAL STATEMENTS  . . . . . . . . . . . .   7-13

    ADDITIONAL INFORMATION . . . . . . . . . . . . . . . .  14-16

    SIGNATURE PAGE . . . . . . . . . . . . . . . . . . . .     17

    INDEX TO EXHIBITS  . . . . . . . . . . . . . . . . . .     18

    CONSENT OF INDEPENDENT ACCOUNTANT  . . . . . . . . . .     19

    {Curtis B. Morrison Letterhead}

    The Administrative Committee and Participants of
    Tandy Employees Investment Plan
    Fort Worth, Texas

                  INDEPENDENT AUDITOR'S REPORT
                  ----------------------------

    I have audited the accompanying statement of financial condition of the Tandy Employees Investment Plan as of June 30, 1994 and 1993, and the related statement of income and changes in the plan equity for the years ended June 30, 1994, 1993 and 1992. These financial statements are the responsibility of the Plan's management. My responsibility is to express an opinion on these financial statements based on my audit.

    I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

    In my opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Tandy Employees Investment Plan as of June 30, 1994 and 1993, and results of its changes therein for the years ended June 30, 1994, 1993 and 1992, in conformity with generally accepted accounting principles.

    My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of non-exempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                       /s/Curtis B. Morrison, CPA
                                          CURTIS B. MORRISON, CPA


    Fort Worth, Texas
    September 17, 1994

                               TANDY EMPLOYEES INVESTMENT PLAN
                                       FORT WORTH, TEXAS

                               STATEMENT OF FINANCIAL CONDITION
                                    JUNE 30, 1994 AND 1993

                                         PLAN ASSETS
                                         -----------
                                                  1994              1993
                                             --------------    --------------
    Investment in Securities of
    Participating Employer (Note B):
     Common Stock (Cost $895,405.79 in
     1994 and $1,235,433.15 in 1993)         $18,204,731.25    $21,816,656.75
                                             --------------    --------------

    Investments in Securities of
    Unaffiliated Issuers (Note B):
     Marketable Securities -
      Common Stock
      (Cost $48,568.73 in 1993)              $            0    $ 1,223,456.25

      Other Securities - Short Term
      Money Market Fund (Cost $790,952.83
      in 1994 and $69,073.16 in 1993)            790,952.83         69,073.16
                                             --------------    --------------
                                             $   790,952.83    $ 1,292,529.41
                                             --------------    --------------

    Accrued Receivables:
     Interest                                $     2,593.54    $       162.12
                                             --------------    --------------

    Plan Assets:
     Tandy Employees Investment Plan
      (Special Account) (Note F)             $   299,774.98    $   286,212.20
                                             --------------    --------------
                                             $19,298,052.60    $23,395,560.48
                                             ==============    ==============

                              LIABILITIES AND PLAN EQUITY
                              ---------------------------


    Liabilities                              $            0    $            0

    Plan Equity:
     Participants' Interest in Tandy
     Employees Investment Plan                18,998,277.62     23,109,348.28

     Participants' Interest in Tandy
     Employees Investment Plan (Special
     Account) (Note F)                           299,774.98        286,212.20
                                             --------------    --------------
                                             $19,298,052.60    $23,395,560.48
                                             ==============    ==============


    The accompanying notes are an integral part of these financial statements.

                       TANDY EMPLOYEES INVESTMENT PLAN
                               FORT WORTH, TEXAS

                STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
               FOR THE YEARS ENDED JUNE 30, 1994, 1993 AND 1992
                                  1994              1993             1992
                            --------------    --------------    --------------
 Investment Income:
  Interest-Other            $    33,451.69    $     6,537.07    $   110,038.01
  Dividends-Employer            377,054.10        448,912.65        471,579.90
                            --------------    --------------    --------------
                            $   410,505.79    $   455,449.72    $   581,617.91
  Less:Interest Expense                  0                 0                 0
                            --------------    --------------    --------------
                            $   410,505.79    $   455,449.72    $   581,617.91
                            --------------    --------------    --------------

 Realized Gain (Loss) on
 Securities (Note C):
  Employer Securities       $ 7,221,927.58    $   703,322.50    $   305,497.50
  Other Securities              955,958.37                 0                 0
                            --------------    --------------    --------------
                            $ 8,177,885.95    $   703,322.50    $   305,497.50
                            --------------    --------------    --------------

 Increase (Decrease) in
 Unrealized Appreciation
 of Investments(Note D)     $<4,446,785.66>   $ 2,310,392.23    $<3,585,679.89>
                            ---------------   --------------    ---------------

 Contributions(Note A)      $            0    $            0    $            0
                            --------------    --------------    --------------

 Other Additions:
  Appreciation in
  Value over Cost
  Distributed in
  Withdrawals               $    25,025.96    $   183,121.03    $   436,095.45
  Transfer from Other
  Plans (Note E)                         0                 0        242,595.47
                            --------------    --------------    --------------
                            $    25,025.96    $   183,121.03    $   678,690.92
                            --------------    --------------    --------------

 TOTAL                      $ 4,166,632.04    $ 3,652,285.48    $<2,019,873.56>
 Less:
  Withdrawals of
  Participants' Interest      8,277,702.70      1,336,955.91      4,249,584.43
                            --------------    --------------    --------------

 Net Increase (Decrease)
 in Plan for the Years
 Ending 6-30-94/93/92       $<4,111,070.66>   $ 2,315,329.57    $<6,269,457.99>

 Plan Equity at Beginning
 of Year 7-1-93/92/91        23,109,348.28     20,794,018.71     27,063,476.70
                            --------------    --------------    --------------

 Plan Equity at End of
 Year 6-30-94/93/92         $18,998,277.62    $23,109,348.28    $20,794,018.71
                            ==============    ==============    ==============


 The accompanying notes are an integral part of these financial statements.

                      TANDY EMPLOYEES INVESTMENT PLAN
                             FORT WORTH, TEXAS


                       NOTES TO FINANCIAL STATEMENTS
             FOR THE YEARS ENDED JUNE 30, 1994, 1993 AND 1992


    NOTE A - DESCRIPTION OF THE PLAN

    The following description of the Tandy Employees Investment
    Plan (the "Plan") provides only general information.
    Participants should refer to the Plan prospectus for a more complete description of the Plan's provisions.


    General
    -------

    Effective June 30, 1982, at the end of the Plan's fiscal year, the Tandy Employees Investment Plan ceased accepting applications and contributions. All employees eligible for participation in the Plan became eligible for participation in the new Tandy Employees Deferred Salary and Investment Plan which became effective July 1, 1982 (Reg. No. 33-39749). Also, see Note E.


    Contributions
    -------------

    Through June 30, 1982, Tandy Corporation made contributions to the Plan equal to 80% of the participating employees' qualifying contributions. The participating employee contributed either 5% (qualifying contribution) or 10% (5% qualifying and 5% voluntary contributions).


    Participants' Accounts
    ----------------------

    Participants' accounts are valued as of the last day of each March, June, September and December. Each participant is mailed a quarterly statement showing his contributions to date, Company contributions to date, total contributions to date and the market value of his account. Each participant is also mailed a copy of the Tandy Corporation annual report, and the summary annual report for the Plan.


    Vesting
    -------

    The participants' accounts are fully vested at the end of each calendar quarter, except for amounts credited to the account because of fraud or mistake of fact.


    Payments of Benefits
    --------------------

    Payroll deductions made for a participant's Qualifying or Voluntary Contributions to the Plan were a part of his current compensation and, as such, were subject to withholding for federal income tax purposes.

    A participant is not subject to federal income tax on Company contributions to the Plan, or other accumulations, until he makes a withdrawal from the Plan. A withdrawal is generally taxed only to the extent it exceeds the participant's aggregate contributions.

    The taxable portion of a "lump-sum distribution" and certain "partial distributions" may not be subject to tax upon receipt by a participant if the distribution is rolled over into an IRA or another qualified plan within the prescribed time period. If a lump-sum distribution is not rolled over, a special 5-year averaging tax (intended to minimize the tax burden) may be available for some participants with respect to the taxable portion of such distribution. As a general rule, only one lump-sum distribution which is received after attaining age 59-1/2 is eligible for the special 5-year averaging (computed under the tax rates contained in the Tax Reform Act of 1986) or the 10-year averaging (computed under prior law tax rates).

    If a lump-sum distribution consists in part of securities of Tandy Corporation and InterTAN Inc., the portion of such distribution which represents net unrealized appreciation of such securities will not be currently taxable to the recipient for federal income tax purposes (although a participant may elect to include such appreciation in income, if desired). Upon a subsequent disposition of such securities, gain or loss will be determined generally by reference to their basis when they were acquired by the Plan. An additional 10% income tax is imposed on certain early distributions included in gross income prior to attaining age 59-1/2, death or disability. The value of a participant's interest in the Plan is includable in his gross estate upon his death.


    Valuation of Securities
    -----------------------

    All securities except Tandy Corporation common stock are valued at the closing price according to the respective stock exchanges.

    Tandy Corporation stock is valued at the closing price on the New York Stock Exchange less 1/4 point.

    All other securities are valued at cost.



               SCHEDULE OF INVESTMENTS IN SECURITIES OF
               ----------------------------------------
                        PARTICIPATING EMPLOYER
                        ----------------------


                             NO. OF                    VALUE
                             SHARES      COST         6-30-94
                            -------   -----------  --------------
    COMMON STOCK
    ------------

      Industrial
      ----------
       Tandy Corporation
         Common Stock       531,525   $895,405.79  $18,204,731.25
                                      ===========  ==============



                  SCHEDULE OF INVESTMENTS IN SECURITIES OF
                  ----------------------------------------
                           UNAFFILIATED ISSUERS
                           --------------------

                           MARKETABLE SECURITIES
                           ---------------------


                                                        VALUE
                                           COST        6-30-94
                                        -----------  -----------

        OTHER SECURITIES
        ----------------

    Money Market Fund
    -----------------
     Short-Term Money Market Fund
       AIM Short-Term Investments Co.   $790,952.83  $790,952.83
                                        ===========  ===========


    Income Tax Status
    -----------------

    The Plan is a qualified plan under Section 401 of the Internal Revenue Code and is exempt from federal income taxes under Section 501.


    NOTE C - REALIZED GAIN ON SECURITIES

    The realized gain or loss from the sale of securities was as follows:

                                       1994            1993         1992
                                   -------------   -----------   -----------
    Participating Employer
    Securities:

      Sales Price                  $7,560,762.50   $752,187.50   $324,875.00
      Less Cost (Average Cost)        338,834.92     48,865.00     19,377.50
                                   -------------   -----------   -----------
      Net Realized Gain (Loss)     $7,221,927.58   $703,322.50   $305,497.50
                                   =============   ===========   ===========



    Unaffiliated Issuers'
    Securities:

      Sales Price                  $1,004,497.35   $         0   $         0
      Less Cost (Average Cost)         48,538.98             0             0
                                   -------------   -----------   -----------
      Net Realized Gain (Loss)     $  955,958.37   $         0   $         0
                                   =============   ===========   ===========


    The realized gain or loss on the sale of securities for financial statement reporting is prepared in conformity with generally accepted accounting principles which differ from the principles for income tax reporting.

    Generally accepted accounting principles measure gain or loss as the difference between the securities' sale price and its average historical cost. The gain or loss for income tax reporting is the difference between the securities' sale price and its current value at the beginning of the plan year.

    A participant's account is increased or decreased by the realized gain or loss recognized under generally accepted accounting principles.


    NOTE D - UNREALIZED APPRECIATION

    The following reflects the increase (decrease) in unrealized appreciation:

                           1994              1993              1992
                     --------------    ---------------    ---------------
    Unrealized
    Appreciation
    6-30-94/93/92    $17,309,325.46    $ 21,756,111.12    $ 19,445,718.89


    Unrealized
    Appreciation
    7-1-93/92/91      21,756,111.12      19,445,718.89      23,031,398.78
                     --------------    ---------------    ---------------


    Change in
    Unrealized
    Appreciation
    6-30-94/93/92    $<4,446,785.66>   $  2,310,392.23    $< 3,585,679.89>
                     ===============   ===============    ================

    The unrealized appreciation or depreciation of securities held for investment for financial statement reporting is prepared in conformity with generally accepted accounting principles which differ from the principles for income tax reporting.

    Generally accepted accounting principles measure unrealized appreciation or depreciation as the difference between the securities' market value at the Plan's year end and its historical cost. The unrealized appreciation or depreciation for income tax reporting is the difference between the securities' market value at the plan year end and its current value at the beginning of the plan year.

    A participant's account is increased or decreased by the unrealized appreciation or depreciation recognized under generally accepted accounting principles.


    NOTE E - TRANSFER FROM OTHER PLANS

    The Tandy Employees Supplemental Investment Plan ("SIP") was amended effective June 30, 1991 to terminate the SIP and consolidate the SIP's assets with the Plan in compliance with Internal Revenue Code Section 414(1).


    NOTE F - TANDY EMPLOYEES INVESTMENT PLAN (SPECIAL ACCOUNT)

    These Plan assets were received in 1978 from the Tandycrafts Employees Investment Plan, a Qualified Plan under Section 401 of the Internal Revenue Code, on the transfer of certain employees and their investment accounts to Tandy Corporation. These assets consisted of employer securities and conformed to both Plan agreements. This Special Account was created in order to preserve the participants' Tandycrafts Plan cost basis in the securities transferred for income tax considerations on subsequent distributions. Attached as Exhibit B is the report of examination for this Special Account.


    NOTE G - RELATED PARTY TRANSACTIONS

    During 1994, 1993 and 1992 common stock of Tandy Corporation was sold to the Tandy Employees Deferred Salary and Investment Plan at its current market value on the transaction date in the amount of $7,560,762.50, $752,187.50 and $324,875.00, respectively.


    NOTE H - ADMINISTRATION OF PLAN ASSETS

    The Plan's assets are held by the Trustee of the Plan.

    The Trustee invests cash received from interest and dividend income and makes distributions to the participants.

    Certain administrative functions are performed by employees of the Company with no compensation from the Plan.
    Administrative expenses and Trustee fees are paid directly by the Company.


    NOTE I - UNIT VALUE

                                                      Valuation
         Quarter Ending       Number of Units          per Unit
         --------------       ---------------        ------------

        June 30, 1993           61,337.3271          $376.7583190
        September 30, 1993      56,306.7024           453.0099528
        December 31, 1993       48,287.6621           607.5566395
        March 31, 1994          44,416.7119           455.6331625
        June 30, 1994           43,543.5394           436.3053136

                         ADDITIONAL INFORMATION

                    TANDY EMPLOYEES INVESTMENT PLAN
                           FORT WORTH, TEXAS

                        ADDITIONAL INFORMATION
                            JUNE 30, 1994


    ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES


                         Description    Current
          Issuer        of Investment    Cost          Value
          ------        ------------- -----------  --------------


    *Tandy Corporation  Common Stock  $895,405.79  $18,204,731.25
                                      -----------  --------------


    AIM Short-Term      Short-Term
    Investments Co.     Money Market
                        Fund - Fluc-
                        tuating rate
                        of interest   $790,952.83  $   790,952.83
                                      -----------  --------------

    *Party-in-Interest to Plan.

                   TANDY EMPLOYEES INVESTMENT PLAN
                         FORT WORTH, TEXAS

                       ADDITIONAL INFORMATION
                      YEAR ENDED JUNE 30, 1994


    ITEM 27e - SCHEDULE OF NON-EXEMPT TRANSACTIONS


    Identity
    of Party   Relationship    Purchase      Selling      Lease
    Involved     to Plan         Price        Price       Rental
    --------   ------------  -----------  -------------   ------
    Tandy      401(k) Plan   $338,834.92  $7,560,762.50     $0
    Employees  Sponsored
    Deferred   by Tandy
    Salary &   Corporation
    Investment
    Plan

                                      Current
     Expenses                         Value of
     Incurred          Cost           Asset on        Gain or
      with              of           Transaction     <Loss> on
    Transaction       Asset             Date        Transaction
    -----------    -----------     -------------   -------------
        $0         $338,834.92     $7,560,762.50   $7,221,927.58

                              SIGNATURES
                              ----------


    The Plan: Pursuant to the requirements of the Securities
    Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                               By  /s/ M. Moad
                                  ----------------------------
                                             M. Moad
                               Administrative Committee Member




                               By  /s/ C. Leu
                                 -----------------------------
                                            C. Leu
                               Administrative Committee Member




    Date  September 30, 1994
          ------------------

                             Index to Exhibits

    Exhibit               Description                  Page
    Number                of Exhibit                  Number
    -------               -----------                 ------

      23                  Consent of                    19
                          Independent
                          Accountant

    {Curtis B. Morrison Letterhead}

                                                                   EXHIBIT 23


                 CONSENT OF INDEPENDENT ACCOUNTANT
                 ---------------------------------


    I consent to the incorporation of my report dated June 30, 1994, accompanying the financial statements included in this annual report on Form 11-K, in the prospectus forming part of Tandy Corporation's registration statement on Form S-8 for its Tandy Employees Investment Plan.


                                      /s/ Curtis B. Morrison, CPA
                                      CURTIS B. MORRISON, CPA

    Fort Worth, Texas
    September 17, 1994

                                                                    EXHIBIT B



          TANDY EMPLOYEES INVESTMENT PLAN (SPECIAL ACCOUNT)



                          FORT WORTH, TEXAS









                       REPORT OF EXAMINATION


                           JUNE 30, 1994

                         C O N T E N T S
                         ---------------


                                                             Page


    CERTIFIED PUBLIC ACCOUNTANT'S REPORT . . . . . . . .        3

    STATEMENT OF FINANCIAL CONDITION . . . . . . . . . .        4

    STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY . . .        5

    NOTES TO FINANCIAL STATEMENTS  . . . . . . . . . . .     6-11

    ADDITIONAL INFORMATION . . . . . . . . . . . . . . .    12-13

    {Curtis B. Morrison Letterhead}

    The Administrative Committee and Participants of
    Tandy Employees Investment Plan (Special Account)
    Fort Worth, Texas

                 INDEPENDENT AUDITOR'S REPORT
                 ----------------------------

    I have audited the accompanying statement of financial condition of the Tandy Employees Investment Plan (Special Account) as of June 30, 1994 and 1993, and the related statement of income and changes in the plan equity for the years ended June 30, 1994, 1993 and 1992. These financial statements are the responsibility of the Plan's management. My responsibility is to express an opinion on these financial statements based on my audit.

    I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

    In my opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Tandy Employees Investment Plan (Special Account) as of June 30, 1994 and 1993, and results of its changes therein for the years ended June 30, 1994, 1993 and 1992, in conformity with generally accepted accounting principles.

    My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                    /s/Curtis B. Morrision, CPA
                                       CURTIS B. MORRISON, CPA
    Fort Worth, Texas
    September 17, 1994

         TANDY EMPLOYEES INVESTMENT PLAN (SPECIAL ACCOUNT)
                       FORT WORTH, TEXAS

               STATEMENT OF FINANCIAL CONDITION
                   JUNE 30, 1994 AND 1993


                         PLAN ASSETS
                         -----------

                                            1994          1993
                                         -----------  -----------
    Investment in Securities of
    Participating Employer (Note B):
     Corporate Bonds (Cost $2,070.00
     in 1993)                            $         0  $  3,060.00

     Common Stock (Cost $5,222.33 in
       1994 and $5,222.33 in 1993)        172,483.00   151,080.00
                                         -----------  -----------
                                         $172,483.00  $154,140.00
                                         -----------  -----------

    Investments in Securities of
    Unaffiliated Issuers (Note B):
     Marketable Securities -
       Common Stock (Cost $8,168.59 in
       1994 and $8,168.59 in 1993)       $ 37,700.50  $ 51,562.88

       Other Securities - Short Term
       Money Market Fund (Cost $89,279.11
       in 1994 and $80,157.85 in 1993      89,279.11    80,157.85
                                         -----------  -----------
                                         $126,979.61  $131,720.73
                                         -----------  -----------

    Accrued Receivables:
     Interest                            $    312.37  $    351.47
                                         -----------  -----------

                                         $299,774.98  $286,212.20
                                         ===========  ===========


                     LIABILITIES AND PLAN EQUITY


    Liabilities                          $         0  $         0

    Plan Equity:
     Participant's Interest in Tandy
     Employees Investment Plan
     (Special Account)                    299,774.98   286,212.20
                                         -----------  -----------
                                         $299,774.98  $286,212.20
                                         ===========  ===========


    The accompanying notes are an integral part of these financial statements.

          TANDY EMPLOYEES INVESTMENT PLAN (SPECIAL ACCOUNT)
                       FORT WORTH, TEXAS

           STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
          FOR THE YEARS ENDED JUNE 30, 1994, 1993 AND 1992

                                 1994         1993          1992
                             -----------   -----------   -----------
    Investment Income:
     Interest-Employer       $    225.00   $    300.00   $    300.00
     Interest-Other             2,835.56      2,505.81      3,766.09
      Dividends-Employer        3,021.60      3,021.60      3,021.60
                              ----------   -----------   -----------
                             $  6,082.16   $  5,827.41   $  7,087.69


     Less: Interest Expense            0             0             0
                             -----------   -----------   -----------
                             $  6,082.16   $  5,827.41   $  7,087.69
                             -----------   -----------   -----------

    Realized Gain (Loss) on
    Securities (Note C):
     Employer Securities     $    930.00   $         0   $         0
     Other Securities                  0             0             0

                             -----------   -----------   -----------
                             $    930.00   $         0   $         0
                             -----------   -----------   -----------

    Increase (Decrease) in
    Unrealized Appreciation
    of Investments (Note E)  $  6,550.62   $ 52,067.38   $<10,700.50>
                             -----------   -----------   ------------

    Contributions (Note A)   $         0   $         0   $         0
                             -----------   -----------   -----------

    Other Additions:
     Appreciation in
     Value over Cost
     Distributed in
     Withdrawals             $         0   $         0   $         0
                             -----------   -----------   -----------

           TOTAL             $ 13,562.78   $ 57,894.79   $ <3,612.81>

    Less:
     Withdrawals of
     Participants' Interest            0             0             0
                             -----------   -----------   -----------

    Net Increase (Decrease)
    in Plan for the Years
    Ending 6-30-94/93/92     $ 13,562.78   $ 57,894.79   $ <3,612.81>

    Plan Equity at Beginning
    of Year 7-1-93/92/91      286,212.20    228,317.41    231,930.22
                             -----------   -----------   -----------

    Plan Equity at End of
    Year 6-30-94/93/92       $299,774.98   $286,212.20   $228,317.41
                             ===========   ===========   ===========


    The accompanying notes are an integral part of these financial statements.

         TANDY EMPLOYEES INVESTMENT PLAN (SPECIAL ACCOUNT)
                        FORT WORTH, TEXAS

                  NOTES TO FINANCIAL STATEMENTS
         FOR THE YEARS ENDED JUNE 30, 1994, 1993 AND 1992

    NOTE A - DESCRIPTION OF THE PLAN

    General
    -------

    This Special Account was funded in 1978 from securities and cash received by two employees of Tandy Corporation that were former employees of Tandycrafts, Inc., and were involved in the spin-off of the two corporations. This Special Account has accepted no employee or employer contributions at any time.


    Participants' Accounts
    ----------------------

    Participants' accounts are valued as of the last day of each March, June, September and December. Each participant is mailed a quarterly statement showing his contributions to date, Company contributions to date, total contributions to date and the market value of his account. Each participant is also mailed a copy of the Tandy Corporation annual report, and the summary annual report for the Plan.


    Vesting
    -------

    The participants' accounts are fully vested at the end of each calendar quarter, except for amounts credited to the account because of fraud or mistake of fact.


    Payments of Benefits
    --------------------

    Payroll deductions made for a participant's Qualifying or Voluntary Contributions to the Plan were a part of his current compensation and, as such, were subject to withholding for federal income tax purposes.

    A participant is not subject to federal income tax on Company contributions to the Plan, or other accumulations, until he makes a withdrawal from the Plan. A withdrawal is generally taxed only to the extent it exceeds the participant's aggregate contributions.

    The taxable portion of a "lump-sum distribution" and certain "partial distributions" may not be subject to tax upon receipt by a participant if the distribution is rolled over into an IRA or another qualified plan within the prescribed time period. If a lump-sum distribution is not rolled over, a special 5-year averaging tax (intended to minimize the tax burden) may be available for some participants with respect to the taxable portion of such distribution. As a general rule, only one lump-sum distribution which is received after attaining age 59-1/2 is eligible for the special 5-year averaging (computed under the tax rates contained in the Tax Reform Act of 1986) or the 10-year averaging (computed under prior law tax rates).

    If a lump-sum distribution consists in part of securities of Tandy Corporation, Tandycrafts, Inc. and InterTAN Inc., the portion of such distribution which represents net unrealized appreciation of such securities will not be currently taxable to the recipient for federal income tax purposes (although a participant may elect to include such appreciation in income, if desired). Upon a subsequent disposition of such securities, gain or loss will be determined generally by reference to their basis when they were acquired by the Plan. An additional 10% income tax is imposed on certain early distributions included in gross income prior to attaining age 59-1/2, death or disability. The value of a participant's interest in the Plan is includable in his gross estate upon his death.


    NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Valuation of Securities
    -----------------------

    All securities are valued at the closing price according to the respective stock exchanges.

    All other securities are valued at cost.



              SCHEDULE OF INVESTMENTS IN SECURITIES OF
              ----------------------------------------
                       PARTICIPATING EMPLOYER
                       ----------------------


                              NO. OF                     VALUE
                              SHARES        COST        6-30-94
                              ------        ----        -------
        COMMON STOCK
        ------------

    Industrial
    ----------
      Tandy Corporation
      Common Stock            5,036     $ 5,222.33    $172,483.00
                                        ==========    ===========



                 SCHEDULE OF INVESTMENTS IN SECURITIES OF
                 ----------------------------------------
                          UNAFFILIATED ISSUERS
                          --------------------

                          MARKETABLE SECURITIES
                          ---------------------

                             NO. OF                     VALUE
                             SHARES      COST          6-30-94
                             ------      ----          -------
        COMMON STOCK
        ------------

    Industrial
    ----------
      InterTAN Inc.
      Common Stock           1,003   $  7,215.77    $  5,516.50*

      Tandycrafts, Inc.      2,384        952.82    $ 32,184.00*
                                     -----------    ------------

        TOTAL COMMON STOCKS          $  8,168.59    $ 37,700.50
                                     ===========    ===========


    _____________________
    *Non-Income Producing.



                                                         VALUE
                                           COST         6-30-94
                                           ----         -------

        OTHER SECURITIES
        ----------------

      Money Market Fund
      -----------------
        Short-Term Money Market Fund
        AIM Short-Term Investments Co.  $ 89,279.11   $ 89,279.11
                                        ===========   ===========


    Income Tax Status
    -----------------

    The Plan is a qualified plan under Section 401 of the Internal Revenue Code and is exempt from federal income taxes under Section 501.


    NOTE C - REALIZED GAIN ON SECURITIES

    The realized gain or loss from the sale of securities was as follows:

                                    1994       1993       1992
                                 ---------- ---------- ----------

    Participating Employer
    Securities:

      Sales Price               $ 3,000.00  $       0  $        0
      Less Cost (Average Cost)    2,070.00          0           0
                                ----------  ---------  ----------
      Net Realized Gain (Loss)  $   930.00  $       0  $        0
                                ==========  =========  ==========


    Unaffiliated Issuers'
    Securities:

      Sales Price               $        0  $       0  $        0
      Less Cost (Average Cost)           0          0           0
                                ----------  ---------  ----------
      Net Realized Gain (Loss)  $        0  $       0  $        0
                                ==========  =========  ==========


    NOTE D - UNIT VALUE

                                                  Net Asset
        Quarter Ending     Number of Units     Valuation per Unit
        --------------     ---------------     ------------------

      June 30, 1993           595.0900            $480.9561495
      September 30, 1993      595.0900             520.6083181
      December 31, 1993       595.0900             648.9774908
      March 31, 1994          595.0900             509.3667344
      June 30, 1994           595.0900             503.7472987


    NOTE E - UNREALIZED APPRECIATION

    The following reflects the increase (decrease) in unrealized appreciation:


                         1994           1993           1992
                      -----------    -----------    -----------

    Unrealized
    Appreciation
    6-30-94/93/92     $196,792.58    $190,241.96    $138,174.58


    Unrealized
    Appreciation
    7-1-93/92/91       190,241.96     138,174.58     148,875.08
                      -----------    -----------    -----------


    Change in
    Unrealized
    Appreciation
    6-30-94/93/92     $  6,550.62    $ 52,067.38    $<10,700.50>
                      ===========    ===========    ============


    The unrealized appreciation or depreciation of securities held for investment for financial statement reporting is prepared in conformity with generally accepted accounting principles which differ from the principles for income tax reporting.

    Generally accepted accounting principles measure unrealized appreciation or depreciation as the difference between the securities' market value at the Plan's year end and its historical cost. The unrealized appreciation or depreciation for income tax reporting is the difference between the securities' market value at the plan year end and its current value at the beginning of the plan year.

    A participant's account is increased or decreased by the unrealized appreciation or depreciation recognized under generally accepted accounting principles.


    NOTE F - CHANGES IN PLAN

    No amendments were made to the Plan during 1994.


    NOTE G - ADMINISTRATION OF PLAN ASSETS

    The Plan's assets are held by the Trustee of the Plan.

    The Trustee invests cash received from interest and dividend income and makes distributions to the participants.

    Certain administrative functions are performed by employees of the Company with no compensation from the Plan.
    Administrative expenses and Trustee fees are paid directly by the Company.

                       ADDITIONAL INFORMATION

         TANDY EMPLOYEES INVESTMENT PLAN (SPECIAL ACCOUNT)
                       FORT WORTH, TEXAS

                    ADDITIONAL INFORMATION
                        JUNE 30, 1994



    ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES


                          Description                 Current
        Issuer           of Investment     Cost        Value
        ------           -------------     ----       -------


    *Tandy Corporation   Common Stock   $ 5,222.33   $172,483.00
                                        ----------   -----------

     InterTAN Inc.       Common Stock   $ 7,215.77   $  5,516.50
                                        ----------   -----------

     Tandycrafts, Inc.   Common Stock   $   952.82   $ 32,184.00
                                        ----------   -----------

     AIM Short-Term      Short-Term
     Investments Co.     Money Market
                         Fund - Fluc-
                         tuating rate
                         of interest    $89,279.11   $ 89,279.11
                                        ----------   -----------


    *Party-in-Interest to Plan.